UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2024

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information related to the Annual General Meeting of the Shareholders (the “AGM”) that will take place on July 18, 2024. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On June 24, 2024, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (together, the “Exchanges”) that the AGM is scheduled to be held on July 18, 2024 at 9:00 AM IST through video conferencing. The letter to the Exchanges enclosed the Notice of Annual General Meeting (the “Notice of the AGM”), which includes e-voting instructions and the Integrated Annual Report for Financial Year 2023-24 (the “Integrated Annual Report”). A copy of the letter to the Exchanges is attached hereto as Exhibit 99.1. The Notice of AGM and Integrated Annual Report are each available on the Company’s website at https://www.wipro.com/investors/annual-reports/.

The Notice of the AGM, together with the procedure and instructions for e-voting, and the Integrated Annual Report were sent by e-mail to holders of equity shares on June 24-25, 2024.

On June 26, 2024, the Company informed the Exchanges that it placed advertisements in certain Indian newspapers concerning the Notice of the AGM. A copy of the letter to the Exchanges is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ M. Sanaulla Khan

M. Sanaulla Khan
Senior Vice President and Company Secretary

Dated: June 27, 2024

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated June 24, 2024.

99.2	Letter to the Exchanges dated June 26, 2024.